Z. JULIE GAO                          41st Floor, One Exchange Square
Direct Dial: (852) 2912-2535          8 Connaught Place, Central
julie.gao@lw.com                      Hong Kong
                                      Tel: (852) 2522-7886  Fax: (852) 2522-7006
(LATHAM & WATKINS LLP LOGO)           www.lw.com
International Law Firm                (CHINESE CHARACTERS)

                                      FIRM / AFFILIATE OFFICES

                                      Boston        New Jersey
                                      Brussels      New York
                                      Chicago       Northern Virginia
                                      Frankfurt     Orange County
                                      Hamburg       Paris
                                      Hong Kong     San Diego
                                      London        San Francisco
                                      Los Angeles   Silicon Valley
                                      Milan         Singapore
                                      Moscow        Tokyo
                                                    Washington, D.C.

                                      File No. 040266-0001


May 3, 2005


VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. Ted Yu, Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          RE: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED REGISTRATION STATEMENT ON FORM F-1 (333-123921)

Dear Mr. Spirgel and Mr. Yu:

     On behalf of our client, China Techfaith Wireless Communication Technology Limited (the "Company"), we set forth below the Company's response to Mr. Yu's oral comments on May 2, 2005, which are repeated below for your ease of reference.

                                      *   *    *

     COMMENT: CONFIRM IN YOUR RESPONSE LETTER THAT THERE ARE NO APPROVALS THAT ARE PENDING OR MUST BE OBTAINED BY THE RELEVANT CHINESE FOREIGN EXCHANGE AUTHORITIES IN CONNECTION WITH THE COMPANY'S IPO.

         RESPONSE: The Company confirms that no approval from the PRC foreign exchange authorities is required in connection with its proposed initial public offering in the U.S.


     COMMENT: ADVISE WHETHER YOUR PLAN TO ESTABLISH A WHOLLY-OWNED SUBSIDIARY IN SHENZHEN, CHINA IS EXPECTED TO BE IMPACTED BY THE NEW PRC REGULATIONS.

     RESPONSE: The Company supplementally advises the Staff that in China, every wholly-owned subsidiary of a foreign company has always been required to register with the local branch of the State Administration of Foreign Exchange ("SAFE"). Pursuant to the April SAFE notice, such subsidiary is also required to disclose its ultimate controlling persons and main operational results in the SAFE registration. Therefore, the Company's proposed new subsidiary in China must comply with this disclosure requirement in connection with its SAFE registration.

                                      *   *     *

     If you have any additional questions or concerns, we would appreciate you contacting the undersigned at (852) 2912-2535 (work) or (852) 9037-8056 (cell) as soon as possible.


Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)



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May 3, 2005
Page 2

(LATHAM & WATKINS LLP LOGO)


Thank you very much for your support and assistance in this matter.

                                                          Very truly yours,

                                                         /s/  Z. Julie Gao
                                                         of LATHAM & WATKINS LLP

Enclosures

cc: Defu Dong, Chairman and CEO, China Techfaith Wireless Communication Technology Limited
     Eva Hon, Chief Accounting Officer, China Techfaith Wireless Communication Technology Limited
     David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
     Chris K. H. Lin, Esq., Simpson Thacher & Bartlett LLP, Hong Kong